[Letterhead of Wachtell, Lipton, Rosen & Katz]

July 6, 2007

VIA FEDEX AND EDGAR Jason Wynn, Esq. Division of Corporation Finance Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549-7010

Re:	Virginia Holdco, Inc.
Amendment No. 1 to Registration Statement on Form S-4
Filed June 13, 2007
File No. 333-142060

Vulcan Materials Company
Form 10-K for the Fiscal Year Ended December 31, 2006
Filed February 26, 2007
File No. 01-04033

Dear Mr. Wynn:

     Set forth below are responses of Virginia Holdco, Inc. (“Virginia Holdco”), Vulcan Materials Company (“Vulcan”) and Florida Rock Industries, Inc. (“Florida Rock”) to the comments of the Staff of the Division of Corporation Finance that were set forth in your letter dated June 28, 2007 regarding Virginia Holdco’s Registration Statement on Form S-4 (the “Registration Statement”) and to an oral comment with respect to Vulcan’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006 (the “Form 10-K”). In connection with this letter responding to the Staff’s comments, we are filing Amendment No. 2 to the Registration Statement, and we have enclosed six

Jason Wynn, Esq. July 6, 2007 Page 2

courtesy copies of such Amendment No. 2 marked to show changes from the Registration Statement as filed on June 13, 2007.

     The Staff’s comments, indicated in bold, are followed by responses on behalf of Virginia Holdco, Vulcan and Florida Rock (with respect to the Registration Statement) and by a response on behalf of Vulcan (with respect to the Form 10-K).

Form S-4

1.	We note from your response to prior comment number one that “audited financial statements should not be required for Virginia Holdco, Inc;” and that Virginia Holdco, Inc. “has never carried on any business.” Based on your representation, please expand your prospectus summary disclosure under the heading The Companies on page one to clarify, if true, that the registrant, Virginia Holdco, Inc., has not commenced operations and has no (or nominal) assets or liabilities. Please also describe in sufficient detail any contingent liabilities and commitments attributable to the registrant.

     In response to the Staff’s comment, we have expanded the disclosure under the heading “The Companies.” Please see page 1 of the Registration Statement.

2.	We note that from time to time over the past several years, representatives of Florida Rock and Vulcan have informally discussed a number of potential transactions between the two companies, including the possible acquisition of Florida Rock by Vulcan. Please disclose the person who initiated these discussions, particularly the one regarding the possible acquisition of Florida Rock by Vulcan. See the Instructions to paragraphs (b) and (c) of Item 1005 of Regulation M-A.

     In response to the Staff’s comment, additional disclosure has been made. Please see page 25 of the Registration Statement.

3.	We note that Goldman Sachs & Co., financial advisor to Vulcan, provided analyses to Vulcan’s management in late October 2006 regarding three hypothetical business combinations, including an acquisition of Florida Rock. Please provide further details regarding this meeting. For instance, describe the three hypothetical business combinations and explain why they were rejected.

     In response to the Staff’s comment, additional disclosure has been made. Please see pages 25-26 of the Registration Statement.

4.	We note your response to prior comment 10; however, it appears you have not addressed any past or future contemplated material relationships between the advisor and either party. Please revise accordingly. Refer to Item 1015(b)(4) of Regulation M-A.

     In response to the Staff’s comment, additional disclosure has been made. Please see page 42 of the Registration Statement.

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Additionally, we note that the fact that Lazard Freres & Co. LLC and its affiliates have not provided any services to Florida Rock or Vulcan during the last two years is disclosed on page 42 of the Registration Statement.

5.	Please expand your disclosure to reflect the calculation for the fiscal quarter ended March 31, 2007 and reconcile the amounts shown for the fiscal year ended December 31, 2007 with that presented as pro forma shares on page 77.

     In response to the Staff’s comment, we have expanded the disclosure in note 4 to the Unaudited Pro Forma Condensed Combined Financial Statements to reflect the pro forma combined earnings per share calculation for the fiscal quarter ended March 31, 2007. Please see page 85 of the Registration Statement. The expanded and updated disclosure conforms to the pro forma adjustments presented on the Unaudited Pro Forma Condensed Combined Statements of Earnings for the year ended December 31, 2006 and for the three months ended March 31, 2007.

6.	Please provide all required signatures. For instance, it appears a Vice President and Secretary has signed the document, but not the Principal Executive Officer, Principal Financial Officer or Principal Accounting Officer or Controller. Please revise accordingly.

     We respectfully advise the Staff that Virginia Holdco’s current officers are Messrs. Khan, Sansone and Denson. In response to the Staff’s comment, we have revised the signature page to the Registration Statement to clarify that Mr. Khan is Virginia Holdco’s current Principal Executive Officer and that Mr. Sansone is Virginia Holdco’s current Principal Financial and Accounting Officer.

     In addition, with respect to the shareholder litigation referenced on pages 17 and 72 of Amendment No. 2 to the Registration Statement, the parties are negotiating a settlement of the lawsuit on the basis of certain additional, agreed-upon disclosures in the final Registration Statement. Assuming that a memorandum of understanding setting forth the terms of a settlement is executed by the parties prior to the mailing of the Registration Statement, Florida Rock and Vulcan intend to include the following disclosure:

     Florida Rock and the members of its board of directors were named in a purported class action complaint filed in Florida state court (the Duval County Circuit Court) on March 1, 2007, captioned Dillinger v. Florida Rock, et al., Case No. 16-2007-CA-001906. The complaint seeks to enjoin the mergers, and alleges, among other things, that the directors have breached their fiduciary duties owed to Florida Rock shareholders by attempting to sell Florida Rock to Vulcan for an inadequate price.

     The defendants believe that this lawsuit is without merit, but have determined to seek a settlement to avoid the expense, risk, inconvenience and distraction of continued litigation. Accordingly, the parties have entered into a memorandum of understanding, dated July __, 2007, providing for the settlement of the lawsuit, and have agreed to seek final court approval of the settlement and dismissal of the lawsuit on the terms set forth in the memorandum of understanding. Pursuant to the memorandum of understanding, Florida Rock agreed to include additional requested disclosure in this proxy statement/prospectus. Florida Rock also agreed, subject to court approval, to pay plaintiff’s attorneys’ fees, as awarded by the court, within certain limits. The court

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approval required by the memorandum of understanding will include the dismissal of the lawsuit with prejudice and a release of any claims, whether legal or equitable, that plaintiff or any member of the purported class may have in connection with the mergers or this proxy statement/prospectus.

Form 10-K

     In response to the oral request of the Staff, we are hereby supplementing our response to comment number 27 of the Staff’s letter dated May 11, 2006 (regarding Vulcan’s accounting policy for capitalization of quarrying costs) included in our letter to the Staff of June 13, 2007. In our initial response, we stated that stripping costs incurred during the development stage of a quarry—for example, opening an underground quarry or a new pit—are subject to capitalization. We also presented our internal policy stipulating certain quantitative thresholds that must be met to qualify for capitalization. We propose to modify our statement as reflected below in order to clarify the meaning of development stage with regard to a new pit or underground quarry. We also propose to eliminate any disclosure of our internal policy concerning quantitative thresholds.

     Stripping costs incurred during the development stage of a quarry – for example, the opening of an underground quarry or development at a greenfield site – are subject to capitalization.

* * * * * *

     Should you require further clarification of any of the issues raised in this letter or the Registration Statement, please contact the undersigned at (212) 403-1393.

Sincerely,

/s/ Igor Kirman, Esq.

Igor Kirman, Esq.
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10019
Tel: (212) 403-1393
Fax: (212) 403-2393